1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

VICTORIA M. SZYBILLO

victoria.szybillo@dechert.com
+1 202 261 3463 Direct
+1 202 261 3163 Fax

February 15, 2012

VIA EDGAR

Ms. Mary Cole
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782 Post-Effective Amendment No. 142 to the Registration Statement on Form N-1A

Dear Ms. Cole:

This letter responds to the comments that Ms. Laura Hatch provided on your behalf to Mr. Frederick H. Sherley via telephone on Thursday, January 5, 2012 regarding Post-Effective Amendment No. 142 to the Registrant’s Registration Statement on Form N-1A (“PEA 142”). PEA 142 was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2011, to register the HSBC Emerging Markets Total Return Fund, a new series of the Registrant (the “Fund”).

The changes described in this letter will be reflected in a post-effective amendment to the Registrant’s Registration Statement, which is expected to be filed with the SEC later today.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given to them in the Registrant’s Registration Statement.

Prospectus Comments (Summary Section):

1. Fees and Expenses Table.

     Comment.

     a. Please state the period in which the redemption fee applies.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

     Response. The Fund will charge a 2.00% redemption fee of the total redemption amount if an investor sells or exchanges shares after holding them for less than 30 days. Accordingly, the requested change will be made to the Registrant’s Registration Statement.

     Comment.

     b.Please explain why Acquired Fund Fees and Expenses are excluded from the waiver.

     Response. Acquired Fund Fees and Expenses are excluded from the waiver since the Fund does not invest to a material degree in underlying funds, but rather, the Fund will utilize cash vehicles such as Cash and US Treasuries.

2. Principal Investment Strategies.

     Comment.

     a. Please add “defined below” to the first sentence of the strategy, so that the sentence reads: “The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus borrowing for investment purposes, in instruments of issuers that are economically tied to emerging market countries (defined below).”

     Response. Upon further consideration of the Fund’s principal investment strategies and instruments proposed to be utilized by HSBC Global Asset Management (USA) Inc., the Fund’s investment adviser, the Registrant has determined to change the Fund’s name to omit any reference to “emerging markets,” and therefore the Fund will no longer have an 80 percent investment policy.

     Accordingly, the Registrant will amend the Registration Statement so that the Fund’s principal investment strategy reads as follows: “The Fund seeks to achieve its investment objective, under normal market conditions, by investing primarily in instruments of issuers that are economically tied to emerging market countries (defined below), including in derivative instruments such as futures (including interest rate futures), forwards (including non-deliverable forwards), swaps (including interest rate and total return swaps), options (including interest rate options), swaptions and credit default swaps.” Further, the name of the Fund will be changed to “HSBC Total Return Fund.”

     Comment.

     b. Please indicate the types of “instruments” that are included in “instruments of issuers that are economically tied to emerging market countries.”

     Response. The requested change will be made to the Registrant’s Registration Statement. Please see response provided in connection with Comment #2.a. above for the types of instruments in which the Fund intends to invest.

     Comment.

     c. Please clarify how the restriction in the last sentence in the same paragraph works in light of the Fund’s 80% policy, as the “3 countries/40% foreign” test suggests that up to 60% of the Fund’s assets may be invested domestically.

     Response. As stated above in Response #2.a., the Fund will no longer be subject to an 80% investment policy. Therefore, the Registrant respectfully declines to provide a response to the staff’s comment as it is no longer relevant.

     Comment.

     d. The investment strategy indicates that the Fund may enter into credit default swaps. Please confirm that the Fund will “cover” the full notional value of the credit default swaps that the Fund writes.

     Response. The Registrant confirms that the Fund will “cover” the full notional value of the credit default swaps that the Fund writes.

     Comment.

     e. The investment strategy refers to several broad categories of derivatives. As you know, the Barry Miller correspondence with the ICI indicates that a fund should only disclose use of derivatives that the fund intends to use principally in the principal investment strategy section of its prospectus. Please confirm that the Fund intends to use each of these categories of derivatives principally.

     Response. The Registrant has reviewed the types of derivatives that are included in the section of the Prospectus entitled, “Principal Investment Strategies,” and confirms that the Fund intends to principally use these types of derivatives in implementing the Fund’s principal investment strategies.

     Comment.

     f. Please confirm that derivatives will be valued at market value, as opposed to notional value, to determine compliance with the Fund’s 80% test.

     Response. As stated above in Response #2.a., the Fund will no longer be subject to an 80% investment policy. Therefore, the Registrant respectfully declines to provide a response to the staff’s comment as it is no longer relevant.

     Comment.

     g. In light of the fixed income investment focus of the Fund’s strategy, please include a short explanation of duration somewhere in the Prospectus (this need not be in the summary).

     Response. The requested disclosure will be included in the Prospectus under the subsection entitled, “More About Risks and Investment Strategies,” under the heading, “Additional Information About the Fund’s Investment Strategies and Risks.”

3. Principal Investment Risks.

     Comment.

     a. In light of the “Counterparty Risk” disclosure, please disclose the amount of the Fund’s investments that may be invested in a single counterparty.

     Response. While the Fund complies with the regulatory limitations that are set out in the Investment Company Act of 1940, as amended, it does not have a set limitation on the amount of investments limited to a single counterparty.

     Comment.

     b. Please provide for the “not a deposit” disclosure to be included on the cover of the Prospectus.

     Response. The disclosure will be included as requested.

4. Comment. Please disclose both the number of years and months since the portfolio manager started managing the Fund.

     Response. The requested change will be made to the Registrant’s Registration Statement.

5. Comment. Immediately after the Tax Information disclosure, the line “Additional Information about the Fund’s Investment Strategies and Risks” appears to be misplaced.

     Response. The Registrant will move the line so that it appears after the section entitled, “Payments to Broker-Dealers and Other Financial Intermediaries.”

Prospectus Comments (Statutory Section):

1. More About Risks and Investment Strategies.

     Comment.

     a. There is a reference to the Fund being able to engage in short sales and invest in ETFs. If these are principal investment strategies, please disclose them in the principal investment strategies section in the Summary.

     Response. Upon further consideration of the Fund’s proposed investment objective and principal investment strategies, the Registrant has determined that engaging in short sales and investing in ETFs should be disclosed as part of the Fund’s principal investment strategies. Accordingly, the requested change will be made to the Registrant’s Registration Statement.

     Comment.

     b. There is a reference to the Adviser having broad discretion to identify emerging market countries. Please explain how this works in the context of the parameters set forth in the Summary.

     Response. The “Principal Investment Strategies” section of the Prospectus sets out parameters for determining whether or not a country is an “emerging market.” Specifically, the Prospectus states that, “the term “emerging markets” includes any country: (i) having an “emerging stock market” as defined by the International Finance Corporation; (ii) with low- to middle-income economies according to the International Bank for Reconstruction and Development (the “World Bank”); (iii) listed in World Bank publications as developing; or (iv) determined by the Adviser to be an emerging market.” Ultimately the Adviser has broad discretion with respect to identifying emerging market countries in that these parameters may be changed by the Adviser, at its discretion, at any time.

     Comment.

     c. There is a statement in the last paragraph that certain HSBC funds of funds and other products may invest in the Fund, which may result in large inflows and outflows from time to time. Please add appropriate risk disclosure if this is a principal investment risk of the Fund.

If not, please considering adding risk disclosure in the “Additional Risks” section in the back of the Prospectus.

     Response. The Registrant has reviewed the disclosure and has determined to include risk disclosure regarding large scale redemptions in the “Additional Risks” section of the Prospectus.

2. Principal Investment Risks.

     Comment.

     a. In the last sentence of the first paragraph, there is a statement that “[t]he Fund’s SAI provides more detailed information about the securities, investment strategies and risks described in this prospectus.” Since the SAI describes only investments and risks, please make an appropriate change to the disclosure.

     Response. The Registrant has reviewed the disclosure and determined to include a reference to investment policies in the revised sentence as the Fund’s fundamental and non-fundamental policies are included in the SAI.

     Comment.

     b. The Fund should consider expanding the “Principal Investment Risks” disclosure, as it appears to simply recap the risk disclosure included in the Summary.

     Response. The Registrant has considered the SEC staff’s comment and has determined not to amend the disclosure at this time.

3. Related Performance.

     Comment.

     a. In the second paragraph, there is a comparison of the Fund’s performance to that of the BofA Merrill Lynch 3-Month LIBOR Constant Maturity Index. Please indicate why this index is an appropriate comparison. The Fund’s strategy indicates a 1 to 3 year duration.

     Response. We understand that, per Frederick H. Sherley’s discussion with you on Thursday, February 9, 2012, the SEC staff has determined not to object to the use of the Merrill Lynch 3-Month LIBOR Constant Maturity Index as a performance benchmark, and we accordingly have not made any changes to the disclosure.

     Comment.

     b. The composite includes both net and gross returns; please ensure that the net disclosure is more prominent.

     Response. The Registrant confirms that the disclosure pertaining to net returns will be more prominent than the disclosure pertaining to gross returns.

*       *       *       *

Please address any questions you may have concerning this letter to me at 202.261.3463. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Victoria M. Szybillo

Victoria M. Szybillo

16977733.3